

January 16, 2015

Via E-mail
Sylvain Toutant
Chief Executive Officer
DAVIDsTEA Inc.
5430 Ferrier
Mount-Royal, Quebec, Canada, H4P 1M2

> **Re: DAVIDsTEA Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 19, 2014**
> **CIK No. 0001627606**

Dear Mr. Toutant:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule

430A. Please provide all information required with respect to the number of shares offered, and price range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Prospectus Summary, page 1

4. We note your use of qualitative and comparative statements in your prospectus, including the following:

- "We are one of the fastest growing branded beverage companies in North America," page 1;
- "We participate in the large and growing global tea market, which had approximately $40 billion of retail sales…," and "especially as consumer awareness of tea in Canada and the United States increases," page 58;
- "…the tea market is forecast to grow consistently at a CAGR of approximately 7% to 8%..." page 58.

These are examples only. If any of the statements represent management's belief, please revise your disclosure to indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please disclose the source of the information in the filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Our Growth Strategies, page 4

5. We note your indication that a "key focus on your marketing strategy" will be to increase brand visibility in the U.S. market where you expect the proportion of store openings in the U.S. market to trend upward of 50% per year. Elaborate upon the challenges associated with this strategy considering you also acknowledge "lower tea consumption in the United States as compared to Canada" and that "cash-on-cash payback" in the United States takes longer than in Canada.

Risk Factors, page 13

Risks Relating to Our Common Shares and this Offering, page 28

Certain Shareholders will own a significant percentage …, page 28

6. We note your disclosure that Rainy Day Investments Ltd. will have a significant influence over corporate matters. Please revise your disclosure to explain that Rainy Day Investments Ltd. will have control over the outcome of any corporate issue that requires shareholder approval. In this regard, we note your disclosure that Rainy Day Investments Ltd. will have effective voting control after the completion of this offering.

Dilution, page 41

7. Please tell us why your beginning net tangible book value per share amount does not exclude the conversion of various preferred shares outstanding. Please note that net tangible book value per share should be that of common equity before any preferred stock conversions and any additions or subtractions should be shown as separate adjustments. We may have further comments after reviewing your response.

Management's Discussion and Analysis of Financial Condition…, page 44

8. We note your disclosure on page 4 that your early results in the U.S. "demonstrate the potential of [y]our brand and retail concept."   We also note your disclosure on page 24 that sales from U.S. stores comprised 4% and 6% of total sales during 2012 and 2013, respectively. Please tell us what consideration was given to providing additional information in this section regarding the performance of your U.S. stores over the past two years. For example, please tell us what consideration was given to discussing the expenses, profit margins and comparable store sales for your U.S. stores. Please see Item 4 of Form F-1 and Item 5 of Form 20-F.

Performance and Growth Factors Outlook, page 44

9. Where you discuss your competitive strengths, you mention that you opened your first store in the U.S. in 2011 and "based on your experience in the U.S. market, [you] target a cash-on-cash payback in the United States of three years." Please disclose whether this target has actually been met with respect to any of your U.S. stores and, if so, by how many stores, so readers can appreciate that you have evidence to support this statement.

How we assess our performance, page 45

10. We note the disclosure beginning on page 45 of how you assess your performance including a discussion of comparable sales and the various factors that affect this metric including new and repeat visits to your stores and online as well as the number of

customer transactions and average ticket in your stores and online. However, you have not bridged the gap between this discussion and your financial results by explaining how these factors have impacted your results during the periods presented in your financial statements. We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management. To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835. To make this discussion of key variables meaningful, you should generally quantify those which are quantitative factors and explain how changes in these metrics drove your results. For example, if new and repeat visits to your stores and online as well as the number of customer transactions and average ticket in your stores and online are key metrics reviewed by management, we would generally expect you to quantify them for each period presented and explain how each metric impacted the change in your comparable sales. After reviewing the Releases cited above, please revise your analysis of sales to be more comprehensive.

11. We note that sales from comparable stores include e-commerce sales when arriving at the metric of comparable sales. We also note your disclosure that total e-commerce sales increased to 7.6% of total sales for the thirty-nine weeks ended October 25, 2014 from 2.7% of sales in fiscal 2010. In order to provide a focused discussion of sales within your physical stores, please revise page 47 to also provide comparable store sales excluding e-commerce sales. In addition, please provide an analysis of the nominal dollar change in your total sales between comparable sales, non-comparable sales and e-commerce.

Business, page 57

Our Stores and Operations, page 62

12. We note your disclosure on page 63 that you have identified certain malls and street locations as suitable locations in which to open new stores. Please revise your disclosure to clarify whether you have any arrangements, understandings or agreements in place with respect to these sites.

Notes to Consolidated Financial Statements, page F-7

Note 3. Significant Accounting Policies, page F-8

Impairment of non-financial assets, page F-11

13. You state that "…the Company has defined each of the commercial premises in which it carries out its activities as a CGU, although where appropriate these premises are aggregated at a district or regional level to form a CGU." Please show us, via example, how you implement this grouping process for purposes of evaluating impairment. Please

specifically focus on when and how "premises are aggregated at a district or regional level to form a CGU." We may have further comment.

Note 24. Segment Information, page F-37

14. We note that you have aggregated your two operating segments of Canada and the United States into one reporting segment because the two operating segments "sell similar products, have similar types of customers, and similar distribution channels." Notwithstanding this disclosure, please provide us with a more specific and comprehensive discussion of how you have considered the aggregation criteria in paragraph 12 in IFRS 8 with a particular emphasis on the nature of the regulatory environment as well as economic characteristics. In this regard, you disclose on page F-34 that the United States subsidiary has accumulated losses, which appears to be contrary to the performance of your operations in Canada. You also disclose on page 14 that you have limited experience with the regulatory environments and market practices outside of Canada.

Item 9. Undertakings, page II-7

15. Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director